[Invesco Letterhead]

February 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds) (the “Registrant”)
CIK No. 0000826644; File No. 333-252352

Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-252352).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2021 (0001193125-21-014857) and was scheduled to go effective February 22, 2021, pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of New York, State of New York, on this 19th day of February, 2021.
No fees are required in connection with this filing.  Please send copies of all correspondence with respect to this request for acceleration to the undersigned or contact me at 212-652-4208.

Very truly yours,

/s/ Taylor V. Edwards
Taylor V. Edwards
Assistant General Counsel

cc:  Scott Lee